S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 10-07

            December 11, 2007

PHASE I DRILLING UPDATE - INCA PROJECT, CHILE

The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event (1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.

“Robert E. Kell”

Vice President - Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.